Exhibit 12.1

TEAM, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,	Seven Months Ended December 31,	Years ended May 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before provision for income taxes and before adjustment for noncontrolling interest	$423	$13,451	$63,290	$46,385	$51,925	$52,490	$40,172
Fixed charges	8,649	6,764	4,866	5,340	4,357	3,318	3,077
Less: capitalized interest	(408)	(257)	(170)	(24)	—	—	—
Total earnings available for fixed charges	$8,664	$19,958	$67,986	$51,701	$56,282	$55,808	$43,249

Fixed charges:
Interest expense	$6,343	$4,898	$2,489	$2,851	$2,734	$2,380	$2,156
Capitalized interest	408	257	170	24	—	—	—
Estimated interest portion of rental expense (a)	1,898	1,609	2,207	2,465	1,623	938	921
Total fixed charges	$8,649	$6,764	$4,866	$5,340	$4,357	$3,318	$3,077
Ratio of earnings to fixed charges (b)	1.00	2.95	13.97	9.68	12.92	16.82	14.06

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(a)	This is portion of rental expense that management believes is representative of the interest component for each of the periods indicated.

(b)
The ratio of earnings to fixed charges is calculated by dividing (i) Total earnings available for fixed charges by (ii) Total fixed charges. We had no shares of preferred stock outstanding as of June 30, 2016, and paid no dividends on shares of preferred stock during the periods indicated. Therefore, the ratio of earnings to combined fixed charges and preferred dividends would be similar.